

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Kevin Charlton
Chief Executive Officer
NewHold Investment Corp. II
12141 Wickchester Lane, Suite 325
Houston, TX 77079

      Re: NewHold Investment Corp. II
          Preliminary Proxy Statement filed on Schedule 14A
          Filed November 18, 2022
          File No. 001-40944

Dear Kevin Charlton:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction

cc: Giovanni Caruso, Esq.